Exhibit 99.1

Evogene and Marrone Bio Innovations Announce Phase
Advancement in their Insect Control Collaboration

Insect control genes are being advanced to target crop validation following positive results in model plants

Rehovot, Israel and Davis, California – May 8th, 2018 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, and Marrone Bio Innovations Inc. (MBI), (NASDAQ: MBII), a leading global provider of bio-based pest management and plant health products, announced today advancement of genes into Phase I in their insect control collaboration following positive results in model plants. Novel genes isolated from MBI’s microbial assets were discovered as part of Evogene’s Ag-Seeds division collaboration with MBI and showed insecticidal activity against numerous insects from the Lepidoptera and Hemiptera orders in model plants. Selected genes are now being advanced to soybean validation in greenhouse and field trials. Soybean is one of the most valuable crops in the world with the current soybean seed market estimated at $8 billion and the soybean insecticide market estimated at $2.5 billion annually1.

The Evogene Ag-Seeds division and MBI insect control collaboration was initiated in July 2014 with the mission of bringing to market novel microbe-based insect control solutions viz. seed traits and bio-insecticides. The Collaboration, which was supported with funding from the Binational Industrial Research and Development (BIRD) Foundation, is based on the utilization of Evogene's Computational Predictive Biology (CPB) platform for the analysis of genetic potential of MBI's extensive and proprietary insecticidal microbial collection.

Incorporating deep scientific understandings and advanced computational technologies, such as machine learning and other predictive discovery capabilities, the CPB platform successfully identified a group of microbes containing candidate genes, which were validated against multiple insect species in model crops. Selected candidate genes will now be further developed by Evogene’s Ag-Seeds division, as an insect control seed trait in crops such as corn, soybean and cotton, while MBI has the continuing right to develop and commercialize the microbials as bioinsecticide products. The companies have agreed to share revenues from any products that may result from this collaboration.

Ofer Haviv, President and CEO of Evogene stated, “The contribution of our CPB platform has proven invaluable to the rapid progress achieved in our insect control product pipeline. Teaming with MBI has significantly contributed to this progress and we look forward to continuing our efforts, for the development of novel microbial based products.”

1 Source: Phillips McDougall – Crop Section – 2016 Market, Dec. 2017

Dr. Arnon Heyman, Evogene VP and GM, Ag-Seeds stated: “We are very pleased to announce an additional phase advancement in our insect control program, with initial insect control protein genes against the Hemipteran insect order. With this latest achievement, we now have candidates advanced to Phase I for all major pest insect orders: Coleoptera (beetles), Lepidoptera (caterpillars) and Hemiptera (sucking bugs). The results we achieved in model plants are progressing to the next step - soybean validation in greenhouse and field trials and could also be applicable to cotton. We look forward to continuing our fruitful relationship with MBI.”

Dr. Pam Marrone, CEO and Founder of Marrone Bio Innovations said, “We are quite pleased at the success of this project from conception to validation in a short time based on the expertise of both companies – that you can effectively mine pre-screened microbial collections and find active protein genes.”

Dr. Amit Vasavada, MBI’s CTO and Sr. VP of R&D, added, “This collaboration has been a model for how two companies can work together to achieve significant results in a short time.”

About Evogene:
Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique Computational Predictive Biology (CPB) platform incorporating deep scientific understandings and advanced computational technologies. This platform is utilized by the Company to discover and develop innovative ag-chemical, ag-biological and ag-seed products (GM and non GM), and by two subsidiaries; Evofuel, focused on castor seeds, and Biomica, focused on human microbiome therapeutics. Through its collaborations with world-leading companies such as BASF, Bayer, DuPont, Monsanto and Syngenta, Evogene has utilized its CPB platform to discover and license thousands of genes, small molecules and microbes to partners under milestone and royalty bearing agreements. For more information, please visit www.evogene.com

About Marrone Bio Innovations:
Bio With Bite.
Marrone Bio Innovations, Inc. (NASDAQ: MBII) strives to lead the movement to a more sustainable world through the discovery, development and promotion of biological products for pest management and plant health. MBI’s effective and environmentally responsible pest management solutions help customers operate more sustainably while uniquely improving plant health and increasing crop yields. MBI’s currently available commercial products are Regalia®, Grandevo®, Venerate®, Majestene®, Haven® StargusTM and AmplitudeTM, ZeltoTM and Zequanox®. MBI also distributes Bio-tam 2.0® for Isagro USA and Jet-Ag® for Jet Harvest in most regions of the U.S.

Marrone Bio Innovations is dedicated to pioneering smart biopesticide solutions that support a better tomorrow for both farmers, turf managers and consumers around the globe. For more information, please visit www.marronebio.com.

Forward Looking Statements
This press release contains forward-looking statements that involve substantial risks and uncertain-ties.  All statements, other than statements of historical facts, included in this press release regarding strategy, future operations and plans, including assumptions underlying such statements, are forward-looking statements, and should not be relied upon as representing MBI’s or Evogene’s views as of any subsequent date.  Examples of such statements include statements regarding potential products or product candidates that may be identified and developed by MBI or Evogene, including the isolation, development, commercialization, market for, potential benefits of or revenues from any such product or product candidate, the results of any studies or validation tests on any product candidates,  MBI’s or Evogene’s efforts with respect to other potential products, the ongoing strategic partnership between MBI and Evogene and funding by BIRD Foundation. Such forward-looking statements are based on information available to MBI and Evogene as of the date of this release and involve a number of risks and uncertainties, some beyond the either party’s control, that could cause actual results to differ materially from those anticipated by these forward-looking statements, including any difficulty in isolating, developing and commercializing any potential product or product candidate, marketing the potential product with either party’s principal customers, competition in the market for pest management products, lack of understanding of bio-based pest management products by customers and growers, and adverse decisions by regulatory agencies and other relevant third parties.  Additional information that could lead to material changes in MBI’s or Evogene’s performance is contained in their respective filings with the SEC or other appropriate securities authorities.  Neither MBI nor Evogene is under no obligation to, and expressly disclaims any responsibility to, update or alter forward-looking statements contained in this release, whether as a result of new information, future events or otherwise.

Evogene Investor Contact: Nir Zalik IR Director IR@evogene.com 972-8-931-1900 Vivian Cervantes PCG Investor Relations vivian@pcgadvisory.com 212-554-5482
Marrone Bio Innovations Contact:
Pam Marrone, CEO and Founder
Telephone: +1 (530) 750-2800
Email: Info@marronebio.com

MBI Investor Relations:
Greg Falesnik
Managing Director
MZ Group – MZ North America
Main: 949-385-6449
MBII@mzgroup.us
 www.mzgroup.us